UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May, 2020

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐   No  ☒

 CENTRAL PUERTO S.

Results for the Quarter
 Ended on March 31, 2020

Central Puerto: 10% increase in energy generation, commencement of operations of Los Olivos (22.8 MW) and increase of power of Manque (57 MW) wind farm

New York Stock Exchange
Ticker: CEPU
1 ADR = 10 ordinary shares

Bolsas y Mercados Argentinos
Ticker: CEPU

Contact information:
Chief Financial Officer
Fernando Bonnet

Investor Relations Officer
Tomás Daghlian

Tel (+54 11) 4317 5000 ext.2192
inversores@centralpuerto.com
www.centralpuerto.com

Buenos Aires, May 27 - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), a leading power generation company in Argentina, as measured by generated power, reports its consolidated financial results for the First Quarter 2019 (“1Q2020”).

A conference call to discuss the results of the Fourth Quarter 2019 will be held on May 28, 2020 at 10:00 Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for the quarter ended on March 31, 2020 include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the quarter ended on March 31, 2019, is not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the quarter ended on March 31, 2020 and the notes thereto, which will be available on the Company’s website.

A. 1Q2020 Highlights

1Q2020 energy generation increased 10% to 3,908 GWh, as compared to 3,549 GWh during the same period of 2019 (see section C. Main Operating Metrics), due to a 88% increase in renewable generation, due to the new wind farms, a 10% increase in hydro generation due to higher waterflow during the period, and a 5% increase in thermal generation, due to the expansion of the installed capacity and increase in demand related to higher temperatures during the quarter period (for more information see section C. Main Operating Metrics).

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

Thermal units reached 93% availability, compared to 90% in the 1Q2019, and a market average of 83% for the 1Q2020.

1Q2020 Net income was Ps. 0.62 per ordinary share or Ps. 6.2 per ADR (for more information see section D. Financial).

“Although the current times are particularly challenging, we are continuing with our expansion plan.

During the first quarter 2020 we achieved the COD of Los Olivos wind farm (22.8 MW) and increased the capacity of the wind farms Manque and La Castellana II, increasing our power available to provide electricity directly to our customers under the term market (MATER).

We will continue developing our operations and business plans under rigorous protocols to protect our employees and other stakeholders, while at the same time serving our clients.”

Jorge Rauber, CEO of Central Puerto

Renewable energy

Los Olivos wind farm reached commercial operation date (COD) for 22.8 MW. On February 21, 2020, wind farm Los Olivos commenced commercial operations for 22.8 MW. This wind farm sells energy directly to large users under the MATER regulatory framework.

Manque wind farm increased power capacity to 57 MW. During the 1Q2020, the installed capacity of this wind farm was increased in 19 MW, reaching now the total amount of the project of 57 MW. This wind farm sell energy directly to large users under the MATER regulatory framework.

La Castellana II wind farm increase of power capacity to 15.2 MW. During the 1Q2020, the wind farm La Castellana II was authorized to increase the output to the grid, reaching now the total amount of the project of 15.2 MW. This wind farm sell energy directly to large users under the MATER regulatory framework.

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

Energy from MATER wind farms 100% contracted. Following the COD of Manque and Los Olivos, all the wind farms developed under MATER regulatory framework, Resolution No. 281-E/17, are operative and have already signed long-term PPAs, with prices set in US dollars with private customers for 100% of their capacity.

B. Recent news

Quarantine measures due to the Covid-19 crisis. On March 20, 2020 the Argentine Government issued Decree No. 297/2020 establishing a preventive and mandatory social isolation policy (“the Quarantine”) as a public health measure to contain the effects of the COVID-19 outbreak.

Pursuant to Decree 297/2020, the electricity generation activity is considered an essential service and thus, exempt from the work attendance and travel restrictions. As a consequence of the effects of the Quarantine on the economic activity, among other factors, electric energy demand decreased 11.5% during April 2020, the first month in which the measure was fully in force, compared to the April 2019, according to data from CAMMESA.

Regarding the expansion projects, the construction of private sector energy infrastructure was not included initially as an exemption to the Quarantine but was included on April 7, 2020. Consequently, after taking all necessary precautions and implementing corresponding protocols to protect the personnel and the community where the projects are developed, the construction of La Genoveva I wind farm and Terminal 6-San Lorenzo new plant was resumed on April 9, 2020, and on April 27, 2020, respectively.

Additionally, in the case of La Genoveva I, on February 21, 2020, Vestas Argentina S.A. (“Vestas”), the supplier of the wind turbines of the La Genoveva I wind project, notified the Company that the COVID-19 outbreak affected its manufacturing activities worldwide, causing delays on the supply chain for the delivery of certain chinese-origin manufacturing components required for the completion of the wind turbines. In its communication, Vestas did not specify the impact that this situation may have on the agreed schedule. Furthermore, logistic restrictions imposed by the federal and local governments may also slow down the construction.

In the case of the Terminal 6 project, the construction was restarted after one month with one third of the personnel that was working prior to the Quarantine, due to the health and safety protocols agreed with the health authorities. Additionally, the project may also be affected by travel restrictions for international specialists that participate in the construction.

Due to these restrictions, the CODs of La Genoveva I and Terminal 6-San Lorenzo are expected to be delayed and depend on the evolution of the situation in the regions in which both projects are located and the measures implemented by the goverment. For more details regarding the risks related to the Covid-19 pandemic crisis on the company, please refer the latest 20-F filing with the SEC, “Item 3.D. Risk Factors—Risks Relating to Argentina”, in particular “—the Novel Coronavirus could have an adverse effect on our business operations and financial conditions”).

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

Thermal energy

New Regulatory framework for Energía Base Units. On February 27, 2020 the Secretariat of Energy issued Res. 31/2020, which replaces the tariff scheme for the Energía Base energy generation units. The main changes were:

■
Prices are set in argentine pesos.

■
Initial variable Energy prices remained almost unchanged, although denominated in argentine pesos. The implicit foreign exchange rate between the new price set in argentine pesos and the old price set in US dollars is Ps 60 per US dollar, which is similar to the average exchange rate of January 2020 of Ps. 60.01 per US dollar1.

■
Initial Power prices for thermal units were reduced ~ 16% (considering the implicit exchange rate of Ps. 60 per US, as mentioned above) and set in argentine pesos.

■
Generation units with less than 30% Utilization Factor in the last twelve months receive 60% of the price, compared to up to 70% before. Additionally, if the Utilization Factor is between the 30-70% threshold the generation units receive a linear proportion between 60 and 100% of the power price, and if the Utilization Factor is 70% or greater, the generation units receive 100% of the price (see table below).

■
Initial fixed Power prices for hydro plants were reduced ~ 45% (considering the implicit exchange rate of Ps. 60 per US, as mentioned above) and set in argentine pesos.

■
A new remuneration for generation in hours of maximum power demand was established (see table below) that, taking into consideration the equipment the generating company has, is expected to partially mitigate the fixed power price reduction.

■
The prices set in pesos to have a monthly adjustment with the following formula: (i) 60% of the CPI, plus (ii) 40% of the WPI (stated in Annex VI of Resolution 31/2020).
However, on April 8, 2020 the Secretariat of Energy the Secretary of Energy, in the context of the Covid-19 pandemic crisis, instructed CAMMESA to postpone until further notice, the application of "Annex VI - Update of the values established in Argentine Pesos" (“Annex IV”) of Resolution SE No. 31/2020.

The table below shows the details of the main initial prices effective for February 2020 applicable to Central Puerto’s units, by source of generation, according to Resolution 31/2020:

1 Average daily exchange rate quoted by the Banco de la Nación Argentina for wire transfers (divisas).

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

Items	Thermal	Hydro
Power capacity payments Res. 31/20201
Up to Ps. 360,000 per MW per month during Summer and Winter
(December, January, February, June, July and August)

Up to Ps. 270,000 per MW per month during Spring and Autumn
(March, April, May, September, October and November)

These prices, are multiplied by a percentage, which depends on the average Utilization Factor (UF) of each unit during the previous last twelve months (mobile year):
● If UF >= 70%, the unit receives 100% of the price
● If the is between 30 and 70%, the machine receives UF*+0.30 of the price (lineal proportion)
● If UF<30%, unit receives 60% of the price
Ps. 99,000 per MW per month
Energy payments Res. 31/20202	Ps. 324 per MWh for generation with natural gas Ps. 504 per MWh for generation with fuel oil/gas oil	Ps. 294 per MWh
The machines that generated energy during the 50 hours of higher power demand will receive a remuneration using the following formulas, respectively:
Payment for generation in hours of maximum power demand
Potgemhrt1 x PrecPHRT x FRPHRT1 + Potgemhrt2 x PrecPHRT x FURHRT2

Where:
PrecPHMRT: is Ps. 37,500 / MW

Potgemhrt1 and Potgemhrt2: are the average power generated in the hours of maximum requirement HMRT-1 and HMRT-2, respectively of the corresponding month.

Potopmhrt1 x PrecPOHRT x FRPHRT1 + Potopmhrt2 x PrecPOHRT x FURHRT2

PrecPOHMRT: is Ps. 27,500 / MW for large hydro plant (> 300 MW)

Potopmhrt1 and Potopmhrt1: are the average power operated in the hours of maximum requirement HMRT-1 and HMRT-2, respectively.

FRPHRT1 and FRPHRT2: are the requirement factor for the first and second 25 hours, respectively, of highest thermal requirement of each month in each period according to table below:

	FRPHMRT [p.u.]
	Summer and Winter	Autumn and Spring
HMRT-1	1.2	0.2
HMRT-2	0.6	0.0

Adjustment of prices Annex IV3
Monthly adjustment using a mix of 60% of the Consumer Price Index (IPC) and 40% of the Wholesale Price Index (IPIM) accumulated between December 2019 and two months prior (T-2) to month of each transaction

1   Effective prices for capacity payment depended on the availability of each unit, and the achievement of the Guaranteed Bid Capacity (DIGO in Spanish) that each generator may send periodically to CAMMESA.
2   Energy payments above mentioned includes the tariffs for energy generated and energy operated as defined by Res. SE 31/2020.
A complete copy of Res. SE 31/2020, can be found on the webpage of the Official Gazette of the Republic Argentina: https://www.boletinoficial.gob.ar/.
3. On April 8, 2020 the Secretary of Energy, in the context of the Covid-19 pandemic crisis, instructed CAMMESA to postpone until further notice, the application of "Annex VI - Update of the values established in Argentine Pesos" (“Annex IV”) of Resolution SE No. 31/2020.

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

Unavailability of unit LDCUCC25 (306.4 MW). During April 2020, the Siemens branded combined cycle of the Luján de Cuyo plant became unavailable due to significative failure in its main transformer. The normal lead time for a complete reparation or the replacement of this equipment is around twelve months. However, the Company is evaluating alternatives to return the unit to service sooner. Although this may reduce the energy generation from the unit during the time the equipment remains unavailable, the Company has a Comprehensive operational risk and Loss of Profits insurance that covers reparation costs and the consequential lost profits.

Interest in TSM and TMB. As of March 31, 2020, the Company had and interest if of 30.9464% in TMB and 30.8752% in TSM, which operate the Manuel Belgrano and San Martín plants of the FONINVEMEM agreement, respectively.

After ten years of operations, which occurred on January 7, 2020 for TMB and on February 2, 2020 for TSM, both companies are entitled to receive property rights to such power plants from the respective trusts currently holding the ownership of them. At such time, the term of the trusts expires and the Argentine Government, that financed part of the construction of both plants, should be incorporated as a shareholder of TSM and TMB.

On January 3, 2020, the Argentine Government sent a notice to the Company stating that, in accordance with FONINVEMEM Agreement, TSM and TMB should perform all necessary acts to incorporate the Argentine Government as shareholder of both companies, claiming, in each case, the following equity interest rights: 65.006% in TMB and 68.826% in TSM.

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

On January 9, 2020, Central Puerto, together with the other generation companies, shareholders of TSM and TMB, replied such notice stating that the Argentine Government’s equity interest claims does not correspond with the contributions made for the construction of the power plants under the terms of the FONINVEMEM Agreement that give rights to claim such equity interest. On March 4, 2020, the Argentine Government reiterated its previous claim to the Company. As of the date of this release, Central Puerto is evaluating future steps.

Notwithstanding the prior, on May 4 and May 8, 2020, the Company participated in the Extraordinary Shareholders’ Meetings of TMB and TSM, respectively, in which the entry of the Argentine Government was allowed as a shareholder of TMB and TSM according to the shareholding defined by the Argentine Government for the sole purpose of complying with the suspensive condition imposed for the incorporation of the Argentine Government and for allowing the respective trusts to transfer the trust assets (the generation plants) to TMB and TSM (trustees of the trust contracts), but, in both cases, making the corresponding reservation of rights to continue the claims already initiated as mentioned above.

C. Main operating metrics

The table below sets forth key operating metrics for the 1Q2020, compared to the 4Q2019 and the 1Q2019:

Key Metrics	1Q 2020	4Q 2019	1Q 2019	Var % (1Q/1Q)
Continuing Operations
Energy Generation (GWh)	3,908	4,101	3,549	10%
-Electric Energy Generation- Thermal*	2,686	2,816	2,547	5%
-Electric Energy Generation – Hydro	929	1,043	846	10%
-Electric Energy Generation – Wind	294	241	156	88%
Installed capacity (MW; EoP1)	4,316	4,273	3,812	13%
-Installed capacity -Thermal (MW)	2,589	2,589	2,222	17%
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%
-Installed capacity - Wind (MW)	286	243	149	92%
Availability - Thermal2	93%	93%	90%	3 p.p.
Steam production (thousand Tons)	255	254	277	(8%)
Source: CAMMESA; company data. * Includes generation from Brigadier López starting on April 2019.
1 EoP refers to “End of Period”.
2 Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

In the 1Q2020, energy generation increased 10% to 3,908 GWh, compared to 3,549 GWh in the 1Q2019, As a reference, domestic energy generation increased 4.2% during the 1Q2020, compared to the 1Q2019, according to data from CAMMESA.

The increase in the energy generated by Central Puerto was due to:

a) a 88% increase in the electricity generation from wind farms, due to the operation during the full quarter of La Castellana II (14.4 MW, increased to 15.2 MW starting on February 22, 2020) and La Genoveva II (41.8 MW) wind farms that commenced their commercial operations during the 3Q2019. Additionally, as mentioned above, during the December 2019, the wind farm Manque reached the COD for 38 MW, which was increased to 53.2 MW starting on January 23, 2020, and to 57 MW starting on March 3, 2020, and the wind farm Los Olivos (22.8MW) reached its COD on February 22, 2020.

b) a 10% increase in energy generation form the hydro plant Piedra del Águila due to higher waterflow in the Limay and Collón Curá rivers, and

c) a 5% increase in the thermal generation, which was positively affect by the commencement of operations of the new cogeneration unit of Luján de Cuyo and the purchase of Brigadier López during the 2Q2019) and an increase in energy demand due to higher temperatures in Argentina during the quarter, which was partially offset by 11 days of the Quarantine, during the last days of March 2020.

During 1Q2020, machine availability for thermal units reached 93%, compared to 90% in 1Q2020, showing a sustained level and well above the market average availability for thermal units for the same period of 83%, according to data from CAMMESA.

Finally, steam production showed a decrease of 8%, totaling 255,000 tons produced during 1Q2020 compared to 277,000 tons during the 1Q2019, mainly because of a reduction in the activity in oil refinery of the client, which was affected by the decrease in the demand of fuels due to the Quarantine, which started on March 20, 2020.

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

D. Financials

Main financial magnitudes of continuing operations

Million Ps.	1Q 2020	4Q 2019	1Q 2019	Var % (1Q/1Q)
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited2	Unaudited, subject to limited review according to rule ISRE 2410
Revenues	8,005	12,272	9,251	(13%)
Cost of sales	(3,318)	(6,696)	(5,416)	(39%)
Gross profit	4,687	5,576	3,835	22%
Administrative and selling expenses	(626)	(903)	(674)	(7%)
Operating income before other operating results	4,060	4,673	3,161	28%
Other operating results, net	2,383	(1,881)	4,277	(44%)
Operating income	6,443	2,791	7,438	(13%)
Depreciations and Amortizations	1,161	1,816	713	63%
Adjusted EBITDA	7,604	4,607	8,151	(7%)
1. Includes, among others, the following concepts:
● Foreign Exchange Difference and interests related to FONI trade receivables	2,544	1,671	4,339	(41%)
● Impairment on property, plant and equipment	(774)	-	-	N/A
Adjusted EBITDA excluding Foreign Exchange Difference and interests related to FONI trade receivables and Impairment on property, plant and equipment	5,834	2,936	3,812	53%
Average exchange rate of period	61.42	59.35	39.01	57%
Exchange rate end of period	64.47	59.89	43.35	49%
NOTE: Exchange rates quoted by the Banco de la Nación Argentina are provided only as a reference. The average exchange rate refers to the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for each period.

See “Disclaimer-Adjusted EBITDA” below for further information.

2 4Q2019 figures where constructed, as the difference between the 2019 and the 9M2019 financial figures, respectively, informed in the Financial Statements for the quarter and the nine month period ended on September 30, 2019, stated in the measuring unit current at March 31, 2020.

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

Adjusted EBITDA Reconciliation

Million Ps.	1Q 2020	4Q 2019	1Q 2019	Var % (1Q/1Q)
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited1	Unaudited, subject to limited review according to rule ISRE 2410
Consolidated Net income for the period	956	1,434	1,825	(48%)
Loss on net monetary position	(314)	(115)	1,979	(116%)
Financial expenses	4,355	2,486	2,187	99%
Financial income	(130)	(1,504)	(567)	(77%)
Share of the profit of an associate	(54)	(215)	(143)	(62%)
Income tax expenses	1,630	706	2,158	(24%)
Depreciation and amortization	1,161	1,816	713	63%
Adjusted EBITDA	7,604	4,607	8,151	(7%)
1. Includes, among others, the following concepts:
● Foreign Exchange Difference and interests related to FONI trade receivables	2,544	1,671	4,339	(41%)
● Impairment on property, plant and equipment	(774)	-	-	N/A
Adjusted EBITDA excluding Foreign Exchange Difference and interests related to FONI trade receivables and Impairment on property, plant and equipment	5,834	2,936	3,812	53%

1Q 2020 Results Analysis

Revenues decreased 13% to Ps. 8,005 million in the 1Q2020, as compared to Ps. 9,251 million in the 1Q2019. The decrease in revenues was mainly affected by the abrogation of Resolution No. 70/2018, on December 30, 20194. Consequently, fuel remuneration for units under Energía Base regulatory framework (and other related concepts), amounted to Ps. 297 million during the 1Q2020, compared to Ps. 3,750 million during the 1Q2019, when Res. 70/18 was in force (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base” in the Company’s 20-F filing).

1 4Q2019 figures where constructed, as the difference between the 2019 and the 9M2019 financial figures, respectively, informed in the Financial Statements for the quarter and the nine month period ended on September 30, 2019, stated in the measuring unit current at March 31, 2020.
3 4Q2019 figures where constructed, as the difference between the 2019 and the 9M2019 financial figures, respectively, informed in the Financial Statements for the quarter and the nine month period ended on September 30, 2019, stated in the measuring unit current at March 31, 2020.
4 On December 30, 2019, through Resolution No. 12/2019, the Ministry of Productive Development abrogated Resolution SE No. 70/2018 (Res. 70/18), which allowed generators to purchase their own fuel, and reinstated effectiveness of section 8 of Resolution No. 95/2013 and section 4 of Resolution No. 529/2014, centralizing fuel purchases through CAMMESA, who provides the fuel without a charge to generators.

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

Without considering fuel remuneration, Revenues for the 1Q2020 would have been Ps. 7,709 million, a 40% increase compared to Ps. 5,501 million. This increase was due to:

(i)
a 3 percentage points increase in the availability of the thermal units under Energía Base, which was 93% during the 1Q2020, as compared to 90% during the 1Q2019,

(ii)
a 10% increase in energy generation, that reached 3,908 GWh during the 1Q2020, as compared to 3,549 GWh as explained above in section “C. Main operating metrics”,

(iii)
a higher-than-inflation increase in the exchange rates for the 1Q2020, which impacted prices set in US dollars, in terms of argentine pesos current at the end of the reporting period. As a reference, the average foreign exchange rate during 1Q2020 increased 57% compared to 1Q2019, while the inflation rate for the twelve-month period ended on March 31, 2020, was 48%.

(iv)
an increase in Sales under contracts, which amounted to Ps. 3,388 million during the 1Q2020, as compared to Ps. 768 million in the 1Q2019, mainly due to the revenues related to the Brigadier López Plant, which was acquired in June 2019, the new Luján de Cuyo cogeneration unit, which started operations on October 2019, and the wind farms La Castellana II, La Genoveva II, Manque and Los Olivos which started operations during June 2019, September 2019, December 2019, and February 2020, respectively;

This increase was partially offset by:

(i)
a decrease in prices for units under the Energía Base Regulatory framework established by Res. 31/2020, in force since February 1, 2020 (see section A. 1Q2020 Highlights).

Gross profit increased 22% to Ps. 4,687 million in the 1Q2020, compared to Ps. 3,835 million in 1Q2019. This increase was due to (i) the above-mentioned variation in revenues, and (ii) a 39% reduction in the costs of sales that totaled Ps. 3,318 million, compared to Ps. 5,416 million in the 1Q2019. This decrease in the cost of sales was primarily driven by:

(i)
A 81% decrease in the purchase of fuel (and related concepts) used in the units that sell steam, and electricity under contracts or Energía Base (when applicable), which totaled Ps. 650 million during the 1Q2020, as compared to Ps. 3,348 million in the 1Q2019, mainly due to the cost of the self-supplied fuel purchased in accordance to Res. 70/18, which was in force during the 1Q2019, but was abrogated on December 30, 2019, as described above;

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

This was partially offset by:

(ii)
a 29% increase in non-fuel-related costs of production, which totaled Ps. 2,668 million in the 1Q2020, as compared to Ps. 2,069 million in the 1Q2019, mainly due to the increase in the installed capacity following the acquisition of Brigadier López plant and the COD of the new thermal and renewable energy plants.

Gross Profit Margin totaled 59% during the 1Q2020, as compared to 41% in the 1Q2019. This change was mainly a consequence of (i) the operation of purchase of self-supplied fuel, which was in force during the 1Q2019 but not during the 1Q2020, that has a lower gross profit margin as compared to the gross profit margin of the rest of the operations of the company.

Operating income before other operating results, net, increased 28% to Ps. 4,060 million, compared to Ps. 3,161 million in the 1Q2019. This increase was due to (i) the above-mentioned increase in gross profits, and (ii) an decrease (in real terms) in administrative and selling expenses that totaled Ps. 626 million in the 1Q2020, a 7% decrease as compared to Ps. 674 million in the 1Q2019. This decrease was mainly driven by (i) a Ps. 76 million reduction in compensation to employees, mainly related to a lower profit-sharing annual bonus (pursuant to sections 12 and 33 of Central Puerto’s bylaws), partially offset by (ii) higher costs related to the new expansion projects.

Adjusted EBITDA decreased 7% to Ps. 7,604 million in the 1Q2020, compared to Ps. 8,151 million in the 1Q2020. This decrease was mainly due to (i) a Ps. 2,426 million gain during the 1Q2020, from the foreign exchange difference on operating assets, mainly the FONI trade receivables, compared to 3,868 million during the 1Q2019, mainly due to a 8% depreciation of the argentine peso during the 1Q2020, compared to 15% during the 1Q2019, and a lower balance of trade receivables maintained during the quarter, and a (ii) Ps. 774 million non-cash loss related to the property, plant and equipment impairment accrued during the 1Q2020 on two Siemens branded generating groups stored in the supplier’s facilities, which were valued using the fair value less cost of sale approach; which was partially offset by (iii) the increase in operating results before other operating income, net mentioned above, and (iv) higher interests on trade receivables, mainly from CAMMESA, which during the 1Q2020 amounted 767 million, as compared to Ps. 459 million in the 1Q2019.

Adjusted EBITDA excluding Foreign Exchange Difference and interests related to FONI trade receivables and Impairment on property, plant and equipment increased 53% to Ps. 5,834 million in the 1Q2020, compared to Ps. 3,812 million in the 1Q2020.

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

Consolidated Net income was Ps. 956 million and Net income for shareholder was Ps. 933 million or Ps. 0.62 per share, in the 1Q2020, compared to Ps. 1,825 million and 1,869 million, respectively, or a loss of Ps. 1.24 per share, in the 1Q2019. In addition to the above-mentioned factors, net income was (i) negatively impacted by higher financial expenses that amounted to Ps. 4,355 million in the 1Q2020, compared to Ps. 2,187 million in the 1Q2019, mainly due to the interest accrued on a higher debt balance during the period, related to the loans obtained for the thermal and renewable energy expansion projects and the acquisition of the Brigadier López plant, and the foreign exchange difference on such loans, which are mostly denominated in US dollars, and (ii) lower financial income which amounted to Ps. 130 million during the 1Q2020, compared to Ps. 567 million in the 1Q2019, due to lower interest rates during the quarter, and lower foreign exchange difference over US dollar denominated financial assets (which excludes FONI and other trade receivables). As a reference, during the 1Q2020, the peso depreciated 8%, compared to 15%, during the 1Q2019. Additionally, the results from the share of profit of associates decreased to Ps. 54 million in the 1Q2020, as compared to Ps. 143 million in the 1Q2019, mainly due to lower results from the operations of Ecogas.

Finally, the gain on net monetary position totaled Ps. 314 million during the 1Q2020, as compared to a loss on the net monetary position of Ps. 1,979 million in the 1Q2019.

FONI collections totaled Ps. 1,581 million in the 1Q2020, -including VAT- (approximately equivalent to US$ 24.5 million, at the exchange rate as of March 31, 2020), associated to the FONI trade receivables for San Martín, Manuel Belgrano, and Vuelta de Obligado Plants.

Financial Situation

As of March 31, 2020, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 1.6 billion, and Other Current Financial Assets of Ps. 5.4 billion.

Loans and borrowings were received to finance the construction of La Genoveva I and the recent expansion of the installed capacity, which includes the construction of the Luján de Cuyo new thermal unit, and the wind farms La Castellana I, Achiras, La Castellana II, and La Genoveva II, and the acquisition of the Brigadier López Plant. The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

Million Ps.		As of March 31, 2020
Cash and cash equivalents (stand-alone)		688
Other financial assets (stand-alone)5		3,607
Financial Debt (stand-alone)		(23,372)
Composed of: Financial Debt (current) (Central Puerto S.A. stand-alone)	(9,268)
Financial Debt (non-current) (Central Puerto S.A. stand-alone)	(14,104)
Subtotal Central Puerto stand-alone Net Debt Position		(19,077)
Cash and cash equivalents of subsidiaries		911
Other financial assets of subsidiaries		1,819
Financial Debt of subsidiaries Composed of:		(17,778)
Financial Debt of subsidiaries (current)	(1,564)
Financial Debt of subsidiaries (non-current)	(16,214)
Subtotal Subsidiaries Net Debt Position		(15,048)
Consolidated Net Debt Position		(34,125)

Cash Flows of the 1Q 2020

Million Ps.	1Q 2020 ended on March 31, 2020
Cash and Cash equivalents at the beginning	1,610
Net cash flows provided by operating activities	3,492
Net cash flows used in investing activities	(1,206)
Net cash flows used in financing activities	(1,453)
Exchange difference and other financial results	(742)
Loss on net monetary position by cash and cash equivalents	(102)
Cash and Cash equivalents at the end	1,599

5 Excludes intercompany loans.

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

Net cash provided by operating activities was Ps. 3,492 million during the 1Q 2020. This cash flow arises from (i) Ps. 6,443 million from the operating income obtained during the 1Q2020, (ii) Ps. 5,264 million due to a decrease in the stock of trade receivables, mainly related to the FONI collections, (iii) Ps. 778 million in collection of interests from clients, including the ones from FONI, during the period, which was partially offset by (iv) the non-cash items included in the operating income, including Ps. 2,426 million from foreign exchange difference on trade receivables and a Ps. 774 million non-cash impairment of property, plant and equipment charge; (v) Ps. 1,377 million from income tax paid, and (vi) a 3,988 million reduction in trade and other payables, other non-financial liabilities and liabilities from employee benefits mainly due to (a) the payment of the self-procured fuel purchased prior to the abrogation of the Res. 70/18, as mentioned above, and (b) the cancellation of non-financial liabilities associated to the construction of the expansion projects.

Net cash used in investing activities was Ps. 1,206 million in 1Q 2020. This amount was mainly due to (i) Ps. 4,504 million in payments for the purchase of property, plant and equipment for the construction of the renewable and thermal projects, which was partially offset by the (ii) Ps. 3,298 million obtained from the sell of short-term financial assets, net.

Net cash used in financing activities was Ps. 1,453 million in the 1Q 2020. This amount was the result of Ps. 297 million Bank and investment accounts overdrafts paid, net, (ii) Ps. 259 million in loans paid, mainly related to the loans received for the expansion projects, and (iii) Ps. 898 million in interest and financial expenses paid, mainly related to those loans.

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

E. Tables

a.
Consolidated Statement of Income

	1Q 2020	1Q 2019
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.

Revenues	8,005,195	9,251,226
Cost of sales	(3,318,445)	(5,416,137)
Gross income	4,686,750	3,835,089

Administrative and selling expenses	(626,303)	(674,359)
Other operating income	3,201,948	4,327,095
Other operating expenses	(44,798)	(49,901)
Property plant and equipment impairment	(774,443)	-
Operating income	6,443,154	7,437,924

Gain (loss) on net monetary position	313,701	(1,978,769)
Finance income	130,243	567,281
Finance expenses	(4,355,152)	(2,186,755)
Share of the profit of associates	54,136	143,414
Income before income tax	2,586,082	3,983,095
Income tax for the period	(1,629,813)	(2,158,343)
Net income for the period	956,269	1,824,752
Net total comprehensive income for the period	956,269	1,824,752

Attributable to:
-Equity holders of the parent	932,638	1,869,375
-Non-controlling interests	23,631	(44,623)
	956,269	1,824,752

Earnings per share:
Basic and diluted (Ps.)	0.62	1.24

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

b.
Consolidated Statement of Financial Position

	As of March 31, 2020	As of December 31, 2019
	Unaudited, subject to limited review according to rule ISRE 2410	Audited
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant and equipment	63,293,110	61,118,809
Intangible assets	7,197,049	7,620,117
Investment in associates	3,766,295	3,719,697
Trade and other receivables	25,623,503	26,140,464
Other non-financial assets	1,006,935	742,938
Inventories	148,954	155,413
	101,035,846	99,497,438
Current assets
Inventories	725,584	708,883
Other non-financial assets	984,536	1,084,729
Trade and other receivables	14,171,258	16,860,867
Other financial assets	5,426,526	8,299,196
Cash and cash equivalents	1,599,387	1,610,383
	22,907,291	28,564,058
Total assets	123,943,137	128,061,496

Equity and liabilities
Equity
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	19,971,268	19,971,268
Legal reserve	2,564,266	2,564,266
Voluntary reserve	28,578,734	28,578,734
Retained earnings	11,216,235	10,283,597
Equity attributable to shareholders of the parent	63,844,525	62,911,887
Non-controlling interests	876,718	852,391
Total Equity	64,721,243	63,764,278

Non-current liabilities
Other non-financial liabilities	4,509,232	4,694,311
Other loans and borrowings	30,318,641	33,080,739
Compensation and employee benefits liabilities	254,275	247,162
Provisions	9,348	10,077
Deferred income tax liabilities	7,309,612	6,802,333
	42,401,108	44,834,622

Current liabilities
Trade and other payables	2,670,177	6,359,565
Other non-financial liabilities	1,323,023	1,869,620
Other loans and borrowings	10,831,668	8,651,873
Compensation and employee benefits liabilities	554,510	753,205
Income tax payable	1,414,411	1,798,736
Provisions	26,997	29,597
	16,820,786	19,462,596
Total liabilities	59,221,894	64,297,218
Total equity and liabilities	123,943,137	128,061,496

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

c.
Consolidated Statement of Cash Flow

	1Q 2020	1Q 2019
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.
Operating activities
Income for the period before income tax	2,586,082	3,983,095

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	699,439	556,528
Amortization of intangible assets	461,822	156,868
Property, plant and equipment impairment	774,443	-
Discount of trade and other receivables and payables, net	55,668	(1,326)
Interest earned from customers	(766,660)	(459,025)
Financial income	(130,243)	(567,281)
Financial expenses	4,355,152	2,186,755
Share of the profit of associates	(54,136)	(143,414)
Stock-based payments	696	8,131
Movements in provisions and long-term employee benefit plan expenses	27,148	50,004
Foreign exchange difference for trade receivables	(2,426,164)	(3,868,070)
Loss on net monetary position	(2,537,892)	(2,171,711)

Working capital adjustments:
Decrease in trade and other receivables	5,263,775	3,037,718
(Increase) Decrease in other non-financial assets and inventories	(229,714)	50,615
(Decrease) Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(3,988,002)	917,728
	4,091,414	3,736,615
Interest received from customers	777,721	325,574
Income tax paid	(1,376,717)	(606,118)
Net cash flows provided by operating activities	3,492,418	3,456,071

Investing activities
Purchase of property, plant and equipment	(4,503,712)	(3,437,010)
Sale of available-for-sale assets, net	3,297,961	207,149
Net cash flows used in investing activities	(1,205,751)	(3,229,861)

Financing activities
Banks overdrafts received (paid), net	(296,874)	14,920
Long term loans paid	(258,607)	(236,263)
Interests and other loan costs paid	(897,877)	(289,376)
Contributions from non-controlling interests	-	64,787
Net cash flows used in financing activities	(1,453,358)	(445,932)

Increase (Decrease) in cash and cash equivalents	833,309	(219,722)
Exchange difference and other financial results	(742,240)	171,300
Monetary results effect on cash and cash equivalents	(102,065)	11,151
Cash and cash equivalents as of January 1	1,610,383	381,325
Cash and cash equivalents as of March 31	1,599,387	344,054

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s First Quarter 2020 results on May 28, 2020 at 10:00 New York Time / 11:00 Buenos Aires Time.

The conference will hosted by Mr. Jorge Rauber, Chief Executive Officer, and Fernando Bonnet, Chief Operating Officer. To access the conference call, please dial:

United States Participants (Toll Free): 1-888-317-6003
Argentina Participants (Toll Free) : 0800-555-0645
International Participants : +1-412-317-6061
Passcode : 9728288

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company website under the Investor Relations section.

 You may find additional information on the Company at:

●
http://investors.centralpuerto.com/
●
www.sec.gov
●
www.cnv.gob.ar

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

●
“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

●
“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;

●
“CVP” refers to Variable Cost of Production of producing energy, which may be declared by the generation companies to CAMMESA;

●
“CVO effect” refers to the CVO receivables update, and interests triggered by the CVO Plant Commercial Operation Approval;

●
“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), and its controlling company Inversora de Gas Cuyana (“IGCU”) and Distribuidora de Gas del Centro (“DGCE”), and its controlling company Inversora de Gas del Centro (“IGCE”);

●
“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, and, since February 2017, regulated by Resolution SEE No. 19/17;

●
“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

●
“MATER”, refers to Mercado a Término de Energía Renovable, is the regulatory framework that allows generators to sell electric energy from renewable sources directly to large users.

●
“p.p.”, refers to percentage points;

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

●
Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;

●
Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;

●
Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;

●
although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

●
although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

●
other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina

Results for the Quarter
 Ended on March 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 27, 2020	By:	/s/ FERNANDO BONNET
	Name:	Fernando Bonnet
	Title:	Attorney-in-Fact

Tel (+54 11) 4317 5000 ext. 2192 inversores@centralpuerto.com www.centralpuerto.com
Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina